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October 15, 2001

VIA EDGAR & FEDERAL EXPRESS
---------------------------

Pamela Howell, Esq.
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C., 20549-0405
Mail Stop 0304

         Re: Retrac Medical, Inc. Registration Statement on Form SB-2 SEC File No. 333-46316

Dear Ms. Howell:

         Retrac Medical, Inc. filed (1) the above referenced Registration Statement of Form SB-2 with the SEC on September 21, 2000; and (2) Amendment Nos. 1, 2, and 3 to the above referenced Registration Statement on Form SB-2 on January 11, 2001, February 1, 2001 and May 15, 2001, respectively (collectively, the "Registration Statement"). Pursuant to Rule 477 of the Securities Act of 1933, as amended, Retrac hereby applies to the Commission for withdrawal of the Registration Statement.

         Please be advised that Retrac is withdrawing the Registration Statement based on its decision to abandon the proposed initial public offering due to poor market conditions.

         Thank you for your attention and assistance during our efforts to complete our initial public offering, and thank you in advance for your assistance with our withdrawal request. If you have any questions regarding this withdrawal request, please call Dan Donahue or Marc Indeglia, of Oppenheimer Wolff & Donnelly, at (949) 823-6000.

Sincerely,


/s/ Martin Kelly
Martin Kelly
President and Chief Executive Officer

cc:      M.R. Weiser & Company, LLP
         Oppenheimer Wolff & Donnelly, LLP
         Retrac Board Of Directors